FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form  40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material fact dated April 30, 2012

MATERIAL FACT

Further to the relevant fact communication dated April 11, 2012 (registry number 161456), Banco Santander, S.A. informs that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the “Santander Dividendo Elección” program is carried out ended on April 27, 2012.

The holders of 75.18% of the free allotment rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of 0.5 Euros of face value issued in the free-of-charge capital increase is 284,326,000, corresponding to 3.13% of the share capital, and the amount of the capital increase is 142,163,000 Euros. The value of the remuneration corresponding to the holders of free allotment rights who have requested new shares amounts to 1,501,241,280 Euros.

The shareholders holding the remaining 24.82% of the free allotment rights have accepted the irrevocable undertaking to acquire free allotment rights assumed by Banco Santander. Consequently, Banco Santander has acquired 2,253,029,391 rights for a total gross consideration of 495,666,466.02 Euros. Banco Santander has waived the free allotment rights so acquired.

It is envisaged that the authorization for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on May 8, 2012, so that ordinary trading of such shares in Spain will commence on May 9, 2012. The authorisation for the admission to listing of those shares will also be requested on all other stock exchanges on which Banco Santander is listed.

Boadilla del Monte (Madrid), April 30, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 30, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President